Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED DECEMBER 31, 2008

Results of operations – management discussion

Three months ended December 31, 2008 versus three months ended December 31, 2007

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $156.1 million during the quarter ended December 31, 2008 compared to $130.9 million during the quarter ended December 31, 2007, an increase of $25.2 million or 19.2%. The increase was partly due to there being the equivalent of two vessels more or, in terms of days available for trading, an increase of 210 days compared to the same quarter in 2007. The average number of vessels during the fourth quarter 2008 was 45.3 compared to 43.0 in the fourth quarter 2007 as a result of the acquisition, since the previous year’s period, of the panamaxes Selecao and Socrates and, during the fourth quarter 2008, the newly designed aframaxes Maria Princess and Nippon Princess. The aframax Olympia was sold in the intervening period (in the first quarter 2008).

Revenue earned per vessel on average within the fourth quarter 2008 was stronger compared to the previous year’s fourth quarter. The average daily revenue per vessel for the quarter after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $33,768 per day compared to $29,935 for the previous year’s fourth quarter. The number of days utilized in profit-share arrangements totaled 2,082, almost unchanged from 2,062 in the fourth quarter 2007. The number of days employed on spot voyages fell to 385 from 462 days, while those on pure time-charter without profit share increased by 268 days. Taken together with the continued move towards profit sharing, this indicates a further shift in policy to strengthening bottom line protection while also increasing the ability to exploit any upside movements in the freight market.

The various tanker categories achieved the following average rates, after deducting voyage expenses, during the fourth quarter (last year’s fourth quarter averages in parentheses):- VLCCs earned an average $68,161 ($32,915), Suezmaxes $44,735 ($37,523), Aframaxes $35,197 ($34,672), Panamaxes $26,929 ($28,746), Handymax product carriers $20,293 ($20,229), Handysize product carriers $20,139 ($19,809) and the LNG carrier $43,475 ($49,871). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of a bare-boat charter, we add a notional operating expense per day ($10,000) in order to render the bare-boat charter comparable to a time-charter. The shipping industry uses time charter equivalent to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters.)

For two VLCCs, two panamaxes, and two handymax product carriers due to the accounting requirements for profit-shared revenue, which is determined at the end of six month periods, only the assured minimum rates may be accounted for until such determination is performed. This affected VLCCs which enjoyed a very strong year in 2008 and this is reflected in the fourth quarter, when the determination of the six months profit sharing for La Madrina and La Prudencia is accounted for. The prior year was relatively softer for VLCCs with a peak in the fourth quarter which for the above VLCCs was accounted for in the second quarter of 2008. Apart from the two product carriers with a six-month profit- sharing determination, the remaining smaller product carriers on monthly profit-sharing arrangements earned only the fixed minimum rate for both the fourth quarter of 2008 and of 2007, thereby protecting the overall income stream as actual market rates for product carriers were frequently below our fixed minimums. Crude carrying suezmaxes and aframaxes enjoyed good markets with some softening towards the end of the year.

Total productivity achieved by the fleet in the fourth quarter 2008 was 97.5% compared to 97.3% for the fourth quarter of 2007. The days lost in 2008 relate to dry-dockings on Hesnes, Parthenon and Andes, to a voyage for repair by Opal Queen, and days lost on the LNG Neo Energy before it entered a 22-month time charter starting in October 2008. The days lost in the fourth quarter 2007 related to dry-dockings on La Madrina, Cape Balboa and Triathlon.

Commissions

Commissions amounted to $5.9 million, or 3.8% of revenue from vessels, during the quarter ended December 31, 2008, compared to $4.7 million, 3.6% of revenue from vessels, for the quarter ended December 31, 2007. The increase was due to changes in employment of certain vessels to alternative employment on which higher commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. Voyage expenses were $19.8 million during the quarter ended December 31, 2008, compared to $16.5 million during the prior year’s fourth quarter, a 19.8% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters may be explained by changes in the total operating days the fleet operated on spot charter and contracts of affreightment. However, the number of days on these types of charters actually fell by 9.6%. The increase in voyage expenses, therefore, is explained mainly by the cost of bunker (fuel), which accounted for 67.0% of total voyage expenses, increasing in line with the significant rise in the price of oil during 2008.

Charter hire expense

During the fourth quarter 2008, Cape Baker and Cape Balboa, which were on lease back, were repurchased in October and November respectively. As a result charter hire expenses were $1.0 million compared to $3.5 million, in the same quarter of 2007. The Company has no immediate plans to further charter-in vessels and therefore does not expect to incur charter hire expense for the foreseeable future.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the two vessels which were chartered-

in (Cape Baker and Cape Balboa). Total operating costs were $39.0 million during the quarter ended December 31, 2008 as compared to $31.5 million during quarter ended December 31, 2007, an increase of 23.7%, due to the increase in the average number of vessels during the period and an increase in the costs of certain goods and services.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $9,662 for the quarter ended December 31, 2008 from $8,542 for the quarter ended December 31, 2007, a 13.1% increase. Part of this increase is due to higher insurance premiums as a result of unexpected back calls for prior years received in the fourth quarter of 2008. Repairs and maintenance expenses were also higher due to extensive dry-dockings during the quarter which affected other operating expenses categories as well. As a significant part of crew costs are paid in Euro and crew costs account for over half of all operating costs, the strengthening of the dollar in the latter part of 2008 resulted in no significant change in crew costs in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Depreciation

Depreciation was $22.9 million during the quarter ended December 31, 2008 compared to $21.6 million during the quarter ended December 31, 2007, an increase of 5.8%. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Previously this was calculated at $180 per lightweight ton. From January 1, 2008, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. We have taken this decision as steel prices and related scrap values increased substantially over the past ten years and reached historically high levels significantly in excess of $300 per lightweight ton, although more recently prices have fallen back to below $300 due to the economic crisis. The impact in the fourth quarter 2008 of the increase in the scrap price used in the estimation of residual values was a reduction in depreciation expense of approximately $1.4 million. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization of deferred charges

During the quarter ended December 31, 2008, amortization of deferred dry-docking charges was $1.5 million, compared to only $0.1 million during the quarter ended December 31, 2007. The increase in the fourth quarter 2008 was mainly due to the seven dry-dockings in the year. In 2007, three vessels were sold on which there were still balances of unamortized deferred charges which were included in the determination of gains on sale.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for chartered-in vessels and vessels on bare-boat charter, to $17,000. In addition, five owned vessels were totally managed in the fourth quarter of 2008 by third-party ship managers, while another six vessels had their crewing operations managed by a third-party ship manager.

Management fees totaled $3.1 million during the quarter ended December 31, 2008 compared to $2.5 million for the quarter ended December 31, 2007, an increase of 24.0%, due to the increase in the number of vessels and in the monthly fee.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.5 million during the quarter ended December 31, 2008 compared to $2.0 million during the previous year’s fourth quarter, a decrease of 26.9% mainly due to decreased audit related expenses, coupled with a weaker Euro for the fourth quarter of 2008.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the management incentive award and stock compensation expense (see below), were $1,102 for the fourth quarter of 2008 compared to $1,145 for the fourth quarter of 2007, the decrease being due to the decrease in Audit related fees and a weaker Euro. Together with the incentive award and stock compensation expense, the daily overhead was $1,954 for the quarter compared to $2,597 in the fourth quarter 2007.

Management incentive award

In accordance with the management agreement between the Company and Tsakos Energy Management Limited, its commercial managers, $4.75 million has been approved by the Board of Directors as an award to Tsakos Energy Management Limited due to the success of the Company during 2008 in achieving a return on equity of 23.7%. In the previous year, an award of $4.0 million was achieved for a 24.2% return.

Stock compensation expense

In March 2007, there was an issuance of 580,000 restricted share units (RSUs), to directors and officers of the Company and to staff of the commercial and technical managers and to officers of the vessels, 50% of which vested on December 31, 2008 and the remaining 50% on December 31, 2010. In addition, 20,000 RSUs which had been issued to the non-executive directors vested 100% on June 1, 2007. A further 4,650 RSUs were issued on June 1, 2007 to the non-executive directors which vested on June 1, 2008. An additional 1,000 RSUs were issued on June 1, 2007 to one non-executive director, vesting immediately. In the fourth quarter of 2008, the effect of the stock compensation expense to the income statement was $1.2 million positive compared to $1.7 million negative in the equivalent prior year quarter. The reduction in compensation expense is mainly due to the fact that two-thirds of the RSUs were issued to staff of the commercial and technical managers who are considered as non-employees and, therefore, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the share price fell in the latter part of 2008, the amortization charge fell accordingly.

Amortization of the deferred gain on the sale of vessels

In 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million was deferred and amortized over the five year minimum charter period to late 2008. In the fourth quarter of 2008, both vessels were re-acquired by the Company, at a price of $47.5 million each. The unamortized deferred gain of $2.0 million was transferred against the purchased price of the vessels and in the fourth quarter of 2008 there was no gain amortization. In the fourth quarter of 2007, the amortization of this gain amounted to $0.8 million.

Gain on sale of vessels

In the fourth quarter of 2008 there were no sales of vessels. During the fourth quarter of 2007, the Company sold the aframax Athens 2004 for $61.1 million realizing a capital gain of $30.8 million.

Operating income

Income from vessel operations was $57.5 million during the fourth quarter 2008 compared to $73.8 million during the fourth quarter 2007, representing a 22.1% decrease. Excluding the capital gains of $30.8 million in the fourth quarter of 2007 operating income has increased by 33.6%.

Interest and finance costs

Interest and finance costs were $31.0 million for the fourth quarter of 2008 compared to $23.5 million for the quarter ended December 31, 2007, an overall 31.9% increase. Loan interest in the fourth quarter 2008 decreased by 23.4% to $15.9 million from $20.8 million in the fourth quarter of 2007. Total average bank loans were approximately $1,486 million for the fourth quarter of 2008 compared to $1,393 million for the previous year’s quarter. The average all-in loan finance cost in the fourth quarter of 2008, taking account of swap interest, was 5.40% compared to 5.97% in the previous year’s fourth quarter.

There was a negative net movement of $11.2 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the fourth quarter of 2008, compared to a negative movement of $4.2 million in the fourth quarter of 2007.

Capitalized interest in the fourth quarter of 2008 was $0.7 million compared to $2.0 million in the previous year, the reduction being due to the smaller remaining new building program, four vessels having been delivered in 2008.

Amortization of loan expenses was $0.3 million against $0.2 million in the prior year fourth quarter. Other loan charges were $0.2 million in the fourth quarter 2008, compared to $0.3 million in the fourth quarter 2007.

Interest income

Total income derived from bank deposits was $2.3 million during the fourth quarter of 2008 and $2.5 million during the quarter ended December 31, 2007.

Other, net

During the fourth quarter of 2008, other net expenses amounted to $0.5 million compared to $0.2 million of net income in the quarter ended December 31, 2007.

Net income

As a result of the foregoing, net income for the quarter ended December 31, 2008 was $27.6 million, or $0.74 per share, diluted, versus $52.2 million, or $1.36 earnings per share, diluted, during the quarter ended December 31, 2007.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given the Company’s cash balances and the number of vessels on time-charter, that even if market conditions remain depressed for an extended period, our financial resources are sufficient to meet our liquidity needs through January 1, 2011, taking into account both our existing capital commitments and the minimum debt service requirements.

In the fourth quarter of 2008, the fair value of financial instruments has been split between short and long term portion. Comparative figures for the year 2007 have been reclassified accordingly. Working capital (non-restricted net current assets) amounted to approximately $173.7 million at December 31, 2008, compared to $136.9 million as at December 31, 2007. Non-restricted cash balances were $312.2 million at December 31, 2008, compared to $181.4 million at December 31, 2007. Current assets at December 31, 2007 included $27.5 million relating to the net book value of a vessel held for sale, Olympia, which was delivered to its new owners for sales proceeds of $63.1 million in the first quarter of 2008.

Net cash provided by operating activities was $65.5 million in the quarter ended December 31, 2008, compared to $33.4 million in the previous year’s fourth quarter, a 96.2% increase. This positive effect was mainly due to the increase in revenue in the fourth quarter of 2008 and positive working capital movements compared to the prior year’s fourth quarter.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. This amounted to $4.6 million expenditure during the fourth quarter 2008, compared to $1.1 million expenditure incurred in the previous year’s fourth quarter.

Net cash used in investing activities was $178.8 million for the quarter ended December 31, 2008, used entirely (apart from $1.0 million on the purchase of an investment) for the acquisition and improvements of vessels in the fourth quarter of 2008, mainly in relation to the delivery of Maria Princess and Nippon Prince and the repurchase of Decathlon and Pentathlon (ex Cape Baker and Cape Balboa). In 2007, net cash provided by investing activities for the quarter ended December 31, 2007 was $29.1 million. An amount of $29.5 million was paid in the fourth quarter of 2007 on newbuilding installments and upgrading costs on existing vessels, while proceeds from the sale of the Athens 2004 amounted to $59.6 million. In the fourth quarter of 2008 there were no proceeds from sales of vessels.

The total number of vessels on order as at December 31, 2008 was four compared to eight at the previous year-end. Two of those vessels are to be delivered in the third quarter of 2009 and the remaining two in the first and second quarter of 2010. The total contract value of these vessels is $241.8 million of which $47.5 million had been paid by December 31, 2008.

Net cash from financing activities was $57.1 million in the quarter ended December 31, 2008, compared to $70.8 million used in financing activities during the quarter ending December 31, 2007. In the fourth quarter of 2008, proceeds for the financing of Maria Princess and Nippon Princess as well as a draw-down from an existing credit facility amounted to $116.0 million. There were no debt draw-downs in the fourth quarter of 2007. There were loan repayments of $11.8 million in the fourth quarter of 2008 and $37.1 million in the fourth quarter of 2007.

Total debt outstanding increased from $1,409 million at the beginning of the fourth quarter 2008 to $1,514 million by the end of the quarter. The debt to capital ratio was 62.4% by December 31, 2008 (or 56.9% on a net of cash basis). No further interest rate swaps were arranged during the fourth quarter. Interest rate swap coverage on outstanding loans was approximately 61%.

Since August 2008, all shares repurchased are not cancelled, but are kept as treasury stock. In the third quarter of 2008, 352,900 shares were repurchased and kept as treasury stock and in the fourth quarter of 2008, 459,800 shares, at a cost of $11.1 million and $10.8 million respectively. At December 31, 2008, 286,000 of these shares were issued to employees when their restricted share units, awarded in 2007, vested. In the fourth quarter of 2007, no stock was repurchased. In the first quarter of 2009, a further 231,100 shares have been bought as treasury stock under a pre-set plan, at a cost of $3.8 million.

An initial $0.90 dividend for the fiscal year 2008 was paid on October 29, 2008, and amounted to $33.3 million. A final dividend of $0.85 per share for the fiscal year 2008 was declared on March 19, 2009, and paid on April 30, 2009. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.